EXHIBIT 99.1

North American Construction Group Ltd. Third Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Oct. 10, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Third Quarter ended September 30, 2019 on Tuesday, October 29, 2019 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Wednesday October 30, 2019, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through November 30, 2019, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 6587134

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at:
http://event.on24.com/r.htm?e=2107656&s=1&k=C89993BC3F84D2721E8B5FB76A8AF903
For those unable to listen live, a replay will be available using the link provided above until November 30, 2019.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

PDF available: http://ml.globenewswire.com/Resource/Download/2779899e-03f7-466c-a5ac-feb252540c68